REPORT TO SHAREHOLDERS
2ND QUARTER 2006
(U.S. DOLLARS)

International Uranium Corporation ("IUC" or the "Company") recorded net income of $839,696 ($0.01 per share) for the second quarter ended March 31, 2006 and net income of $970,373 ($0.01 per share) for the first six months of fiscal 2006, as compared to net income of $292,394 ($0.00 per share) and a net loss of $337,609 ($0.00 per share) for the second quarter and first six months of fiscal 2005, respectively. The net income generated during the second quarter of fiscal 2006 resulted primarily from revenues received pursuant to a toll milling agreement for the processing of uranium ore at the Company's White Mesa Mill, and a dilution gain from the Company's investment in Fortress Minerals Corp.

In the Athabasca Basin region of Northern Saskatchewan, Canada, the Company completed a drill program on its 100% owned Key Lake South project and is awaiting final results from that program. The Company's winter program on its 75% owned Moore Lake project was completed in mid-April, with approximately 14,500 meters drilled on a number of targets. The Moore Lake program followed up on promising mineralization identified near the end of last summer's program on the 527 and 525 Zones, and, in total, tested targets on eleven separate grids located in the central and northern parts of the property. Results to date are from the 527 and 525 Zones, located about 450 metres and 1,400 metres, respectively, northeast of the Maverick Main Lens. On March 29, 2006 the Company announced that drill hole ML-101 in the 527 Zone returned an assay of 1.53% U(3)O(8) over 6.6 metres, including 2.22% U(3)O(8) over 4.0 metres. ML-106, also in the 527 Zone, returned an assay of 0.402% U(3)O(8) over 4.5 metres, including 1.06% U(3)O(8) over 1.5 metres. The results from the 527 Zone are encouraging in that ML-101 represents a significant upgrade from the discovery hole. Geologically and geochemically the area is analogous to that of the Maverick Main Lens. Of particular similarity is the high metal content (nickel, copper, lead, zinc, cobalt and vanadium) that is associated with the mineralization. The 525 Zone was also tested by three holes, two of which intersected on the hanging wall side of the target, while the third intersected low-grade basement mineralization. Plans for a more extensive program this summer are underway with more than 50% of the 6.5 kilometre long east-northeast trending Maverick structural corridor yet to be drill tested. The results from the drilling of other target areas are still pending.

During the quarter, IUC further expanded its exploration portfolio with the signing of two new exploration agreements. In February, the Company signed an option to earn up to a 75% interest in the Sims Lake property in west central Labrador, Canada, from Consolidated Abaddon Resources Ltd. IUC can earn its interest through expenditures of Cdn $1.49 million over a four year period. IUC's initial exploration program, scheduled for later summer 2006, will consist of ground geophysical surveys and diamond drilling to follow up on targets generated by Consolidated Abaddon's 2005 prospecting and airborne surveys. The Sims Lake property covers parts of the known Sims Group, where uranium was discovered near the Sims-Knob Lake Group unconformity in the early 1980's.

In March, IUC signed a letter of intent to enter into an option agreement with Cameco Corporation to earn an interest in Cameco's Park Creek project located in the eastern Athabasca Basin of northern Saskatchewan. The letter of intent details a joint venture opportunity under which IUC may earn up to a 75% interest in the project in two stages by incurring Cdn $2.8 million in exploration expenditures over a period of 3 years to earn 49%, and then an option to earn an additional 26% by incurring further expenditures of Cdn $3.0 million over two years. IUC will be operator during the earn-in period. Basement-hosted uranium deposits similar to the Rabbit Lake and Eagle Point-type deposits are considered the prime exploration targets on the Park Creek project. Previous drilling on the property has confirmed the presence of strong hydrothermal alteration and anomalous uranium geochemistry.

The Company's 2006 summer exploration program is anticipated to begin around June 1, 2006 with approximately 15,000 metres of drilling on the Moore Lake project and 2,200 metres on the Park Creek project. In addition to these drilling programs, the Company plans to undertake ground geophysics, boulder surveys and field reconnaissance on several other projects.

In April, the Company began its largest exploration program ever undertaken in Mongolia with over 65,000 metres of drilling and 10,000 km of autogamma surveys planned. The program will include work on the Gurvan Saihan Joint Venture properties in which the Company holds a 70% interest, as well as on our 100% owned properties and the Erdene Gold properties, in which the Company has an option to earn a 65% interest. In total, our current land position covers approximately 2.8 million hectares. The 2006 drilling program will largely be based on historical work carried out in the 1990's and extensive regional work completed over the past two years.

The Mongolian political climate, as it affects the mining industry, has been the source of some controversy over the past year. The Government of Mongolia is currently reviewing potential amendments to its 1997 Minerals Law, which outlines the requirements for licensing of land for exploration and mining, and environmental regulations. At this time, the Company believes the proposed amendments will, in the short term, increase the cost of its exploration programs through higher license fees, but in the longer term will not significantly impact the Company's activities or the mineral exploration industry, as a whole. However, the amendments have not been submitted to parliament and, as a result, could change. The Company will continue to closely monitor and provide input to the amendment process through its involvement with industry associations who are working with a number of government working groups, who are responsible for the drafting of the proposed Mineral Law amendments. The Government of Mongolia is also amending its tax law with a draft tax bill now before parliament. The Company's understanding of the draft bill is that it will contain several favorable provisions but also includes increases to the royalties on some minerals, such as copper, zinc, coal and iron ore. The net impact could be detrimental to the industry and the Company is monitoring the progress of this bill.

In the United States, the Company's White Mesa Mill continues to operate, processing alternate feed materials that are expected to result in the production of approximately 500,000 pounds of U(3)O(8) during fiscal 2006. As of the end of the quarter under review, the Company has produced approximately 77,000 pounds of uranium as yellowcake from this Mill run, which is being held as inventory. In April 2006, the Company signed a Memorandum of Agreement with the State of Utah, its prime regulator, for the engineering design review and issuance of a Construction Permit for the re-lining of tailings Cell 4A. Presently, the Mill has enough tailings capacity for its alternate feed materials currently under contract but with the expected re-start of its U.S. mining operations, additional tailings capacity will be required. The Company is planning to complete this re-lining project in 2006 at an estimated cost of $4-5 million so that the cell will be ready to receive tailings in 2007. With the relining of Cell 4A, the Company will have available two million tons of additional tailings capacity. The Mill's license also allows for the construction of additional tailings cells in the future, should they be needed, which would provide over 4 million tons of further tailings capacity.

The Company's evaluation of its U.S. mining properties is ongoing, and a decision with respect to the re-commencement of mining operations is expected within the next three months. The Company will be initiating discussions with contract miners to firm up contract terms for mining the Company's Colorado Plateau mines. At the Henry Mountains Complex, work on permitting continued during the quarter. Road access has been reestablished and the portals have been reopened. Based on recent meetings with the State of Utah and the U.S. Bureau of Land Management, the Company anticipates receiving its operating permit for the Henry Mountains Complex by February of next year.

The uranium price continues to rise, with the spot price breaching the $40.00 price level in March 2006. As of May 8, 2006, the spot market price was quoted at $42.75 per pound, up $2.25 from quarter end, and the long-term price was $43.50 per pound. During the quarter, the spot market volume returned to more normal levels, following a record volume the previous quarter, to about 60% of the volume transacted during the first quarter of 2005. The spot market price trend over the past two and a half years has been on a fairly straight-line increase, with the exception of a lull in spot price movement in late 2004 and early 2005. It should be noted that during this lull period, the term price continued its own climb trend forming a considerable gap between term and spot prices, which contributed to the price jump in early May 2005. Market analysts indicate that the spot price remains under upward pressure; however, depending on the amount and frequency of activity, spot price movements could also be more sporadic. In the term market, volume continues to be strong, and many analysts predict that the term price may once again outpace the spot price over the next 6 to 12 months.

The Company is very encouraged by the strong long-term fundamentals of the uranium market. Activities in Saskatchewan, Mongolia and the United States are focused on developing the Company's existing assets, and the Company continues to expand its uranium exploration activities and aggressively evaluate potential acquisition opportunities to add to its asset portfolio.

ON BEHALF OF THE BOARD,

/s/ Ron F. Hochstein,
---------------------------
Ron F. Hochstein,
President & CEO

May 12, 2006

INTERNATIONAL URANIUM CORPORATION
Management's Discussion and Analysis
Six Months Ended March 31, 2006
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

INTRODUCTION

This Management's Discussion and Analysis ("MD&A") of International Uranium Corporation and its subsidiary companies and joint ventures (collectively, the "Company") for the six months ended March 31, 2006 provides a detailed analysis of the Company's business and compares its financial results with those of the same period from the previous year. This MD&A is dated as of May 10, 2006 and should be read in conjunction with the Company's unaudited interim consolidated financial statements for the six months ended March 31, 2006 and the Company's audited consolidated financial statements and MD&A for the fiscal year ended September 30, 2005. The financial statements are prepared in accordance with generally accepted accounting principles in Canada. References to the "2006 Period" and "2005 Period" relate to the six months ended March 31, 2006 and 2005, respectively. All references to years such as "2006" or "2005" relate to the fiscal years ended September 30 of those years.

Other continuous disclosure documents, including the Company's press releases, quarterly and annual reports and Annual Report on Form 20-F, are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A and elsewhere in the Company's 2005 Annual Report constitute "forward-looking statements". Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below and detailed under RISK FACTORS in the Company's Form 20-F.

Risk factors that could affect the Company's future results include, but are not limited to, risks inherent in mineral exploration, mining and milling activities and other operating and development risks, competition, environmental regulations, changes to reclamation requirements, dependence on a limited number of customers, volatility and sensitivity to market prices for uranium and vanadium, milling recoveries, ability to attract and retain skilled employees, the ability to find and retain qualified contractors, the impact of changes in foreign currencies' exchange rates, political risk arising from operating in Mongolia, changes in government regulation and policies including trade laws and policies, demand for nuclear power, replacement of reserves and production, receipt of permits and approvals from governmental authorities.

OVERVIEW

International Uranium Corporation is incorporated under the Business Corporations Act (Ontario). The Company is engaged in uranium exploration in the Athabasca Basin region of Saskatchewan, Canada and in Mongolia. The Company is also in the business of recycling uranium-bearing waste materials, referred to as "alternate feed materials," for the recovery of uranium, alone or in combination with other metals, at the Company's White Mesa Mill (the "Mill") located near Blanding, Utah. The Company sells uranium recovered at the Mill from alternate feed processing and conventional mine production, as well as any vanadium and other metals produced as a co-product. In addition, the Company owns several uranium and uranium/vanadium mines in the United States that have been shut down since 1999, due to low commodity prices at the time.

Alternate feed materials, usually classified as waste products by the processing facilities that generate these materials, contain uranium in quantities or forms that can be recovered at the Mill as an environmentally preferable alternative to direct disposal. The Company continues to devote resources to the development of the alternate feed business to help offset Mill and mine standby costs.

From 1999 until late 2003, the Company's resources were focused primarily on developing its alternate feed materials business and a precious and base metals exploration program in Mongolia. From 2003 to the end of the first quarter of 2006, uranium spot prices increased significantly from $12.50 per pound of U3O8 on September 30, 2003 to $40.50 per pound of U3O8 by March 2006. As a result of these increases and improved market fundamentals, the Company acquired and staked uranium exploration properties in the Athabasca Basin region of Saskatchewan, Canada and commenced an exploration program on certain of those properties in early 2004. The Company also resumed uranium exploration in Mongolia in late 2004.

The Company continues to expand its portfolio of uranium exploration properties in Canada. During 2005, the Company exercised its option to acquire a 75% interest in the Moore Lake Property located in the Athabasca Basin of Saskatchewan. The Company and JNR Resources Inc. ("JNR") have entered into a 75/25 joint venture agreement

INTERNATIONAL URANIUM CORPORATION
Management's Discussion and Analysis
Six Months Ended March 31, 2006
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

over this property. During the 2006 Period, the Company entered into agreements or letters of intent over a number of additional mineral property interests located in northern Saskatchewan and Labrador.

In addition, the Company expanded its U.S. mining portfolio in 2005 with the acquisition of the Tony M mine, as part of the Henry Mountains Complex, and is evaluating the re-commencement of its U.S. mining operations.

During 2003, the Company entered into a joint venture with Nuclear Fuel Services, Inc. ("NFS") for the pursuit of an alternate feed program for the Mill. The joint venture is carried out through Urizon Recovery Systems, LLC ("Urizon"), a 50/50 joint venture company. In April 2003, NFS submitted an unsolicited proposal to the U.S. Department of Energy ("DOE") to fund the Urizon program. In January 2004, NFS was notified that the DOE would not fund the program at that time due to other higher priority needs. The DOE has chosen a contractor who will manage the disposition of the materials that would be the feedstock for the Urizon program, in conjunction with the closure of an existing DOE site. The joint venture currently expects that a decision will be made by the DOE and its contractor in 2006 as to how DOE intends to proceed on the disposition of the material, and that the joint venture will have an opportunity to propose the Urizon Program to the DOE contractor as a suitable disposition option for this feedstock. The financial results for Urizon are included in the Company's financial statements on a proportionate consolidation basis.

During 2004, the Company sold its Mongolian precious and base metals exploration properties to Fortress Minerals Corp. ("Fortress"), a company incorporated in Canada and listed for trading on the TSX Venture Exchange. In exchange, the Company received 28,000,000 common shares of Fortress, representing 63.14% of the then issued and outstanding common shares of Fortress, and $656,580 in cash for reimbursement of costs incurred on the exploration properties for the period from the date of agreement to the actual transfer date. The net book value of the assets and liabilities transferred was $3,088,201. In January 2006, the Company participated in a private placement to purchase an additional 500,000 common shares of Fortress at a price of Cdn $1.25 per share for a total cost of Cdn $625,000 ($537,496). At March 31, 2006, the Company held 29,232,500 common shares of Fortress, representing 42.15% of its issued and outstanding common shares. Refer to INVESTMENT IN FORTRESS MINERALS CORP. for further details.

RESULTS OF OPERATIONS

GENERAL

The Company recorded net income of $970,373 ($0.01 per share) for the 2006 Period compared with a net loss of $337,609 ($0.00 per share) for the 2005 Period.

Revenues totaled $1,396,946 for the 2006 Period compared with $3,970 for the 2005 Period, an increase of $1,392,976. Revenues were higher during the 2006 Period as a result of $1,393,667 in process milling revenues. Expenses totaled $3,565,802 for the 2006 Period compared with $5,459,047 for the 2005 Period, a decrease of $1,893,245 due primarily to a write-down of mineral properties of $1,869,790 recorded during the 2005 Period. Further, an increase in process milling expenditures during the 2006 Period was offset by a decrease in mill stand-by expenditures and general and administrative expenses. Other income and expenses totaled a net $3,139,229 for the 2006 Period compared with $4,754,269 for the 2005 Period, a decrease of $1,615,040. This decrease was due primarily to a one-time gain of $2,893,377 from the sale of short-term investments and minority interest of $850,520 relating to Fortress, both during the 2005 Period, offset by increases in dilution gain of $1,745,512 from the Fortress investment and $618,373 in net interest and other income during the 2006 Period.

REVENUES

Revenues were $1,396,946 for the 2006 Period compared with $3,970 for the 2005 Period, an increase of $1,392,976. For the 2006 Period, revenues consisted primarily of process milling fees of $1,393,667 (2005 Period: $3,970) generated through a toll milling agreement. During the 2006 Period, the Company completed the processing of approximately 500 tons of ore and received a gross process milling fee of $1,373,999, less a consulting fee payable to a third party of $398,432 included in process milling expenditures. Engineering service fees of $3,279 for the 2006 Period (2005 Period: Nil) relate to services provided by the Company, on a cost plus basis, to a related company reclaiming a mine site in the U.S.

The Company continues to hold approximately 65,000 pounds of vanadium in inventory, as vanadium pregnant liquor, and is evaluating opportunities to sell this inventory.

During the 2006 Period, the Company continued to receive alternate feed materials from a commercial metals producer. The Company receives a fee on receipt of these materials, representing approximately 22% of the total fees from that producer, which is recorded as revenue, and a recycling fee, representing the remaining 78% of the

INTERNATIONAL URANIUM CORPORATION
Management's Discussion and Analysis
Six Months Ended March 31, 2006
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

fees from that producer, which is recorded as deferred revenue until the material is processed, at which time it becomes revenue. In addition to the recycling fees, the Company will retain any uranium recovered from these materials, which can be sold in subsequent periods, at which time the revenue from the sales will be recorded. The Company also received 682 tons of material from the Linde site, a Formerly Utilized Sites Remedial Action Program or FUSRAP site in the United States. The Company receives a fee for a majority of its alternate feed materials once they are delivered to the Mill. A portion of the Linde materials, equal to the costs that are incurred receiving the materials, is recognized as revenue, while the remaining recycling fees are recorded as deferred revenue until the materials are processed at which time revenues are recognized.

During the 2006 Period, alternate feed materials received totaled 932 tons (2005
Period: 598 tons). The Company anticipates that receipt of alternate feed materials will be at reduced levels until the third quarter of 2006 when a new alternate feed source is expected to begin shipments to the Mill. At March 31, 2006, approximately 46,900 tons of alternate feed materials remained in stockpile waiting to be processed during the current mill run.

The Mill had been on stand-by since May 2003 and began processing its stockpile of high-grade alternate feed materials on March 21, 2005. During 2005, the Mill commenced processing 4,170 tons of this material with the uranium to be produced in the first and second quarter of 2006. As of March 31, 2006, there were approximately 4,500 tons of these high-grade materials at the Mill to be processed, containing approximately 474,000 lbs of uranium. The Company does not receive a recycling fee for these types of material; however, the Company is able to retain all of the proceeds received from the sale of the uranium produced. As of March 31, 2006, the Company had produced and currently holds approximately 77,000 pounds of uranium from these materials with a market value of approximately $3.3 million. In view of the continued rise in uranium prices expected by the Company, it currently does not have commercial forward sales commitments for the projected uranium production and will determine the most appropriate timing for its uranium sales.

PROCESS MILLING AND MILL STAND-BY EXPENDITURES

The Mill began processing high-grade alternate feed material on March 21, 2005. Prior to this in 2005 and for all of 2004, the Mill was on stand-by.

Process milling expenditures were $1,797,509 for the 2006 Period compared with $3,970 for the 2005 Period, an increase of $1,793,539 as a result of the Mill startup and operation on March 21, 2005. This increase includes the consulting fee of $398,432 paid by the Company as disclosed above under REVENUES. Mill stand-by expenditures were Nil for the 2006 Period compared with $1,069,953 for the 2005 Period, representing the expenditures of the Mill prior to its startup and operation.

Both process milling and mill stand-by expenditures consist primarily of payroll and related expenses for personnel, environmental programs, contract services and other overhead expenditures required to operate the Mill or to maintain the Mill on stand-by.

GENERAL AND ADMINISTRATIVE

General and administrative expenses were $1,768,293 for the 2006 Period compared with $2,352,444 for the 2005 Period, a decrease of $584,151. This decrease was primarily the result of the inclusion of $606,747 of general and administrative expenses of Fortress on a consolidated basis during the 2005 Period. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services and other overhead expenditures.

STOCK-BASED COMPENSATION

Stock-based compensation expense was $146,013 for the 2006 Period included in capitalized mineral property expenditures, compared with $277,831 for the 2005 Period included in general and administrative expense, as a result of stock options granted to employees of the Company. The weighted-average fair value per share under options granted was $1.83 per share for the 2006 Period compared with $1.63 per share during the 2005 Period.

Effective October 1, 2004, the Company adopted amended accounting standards requiring a fair value-based method of accounting for stock options granted to employees, including directors, and to non-employees. This amendment was adopted on a retroactive basis without restatement of prior periods resulting in a cumulative adjustment of $773,655 to opening deficit effective October 1, 2004. Prior to October 1, 2004, the application of the fair value-method of accounting was limited to stock options granted to non-employees.

INTERNATIONAL URANIUM CORPORATION
Management's Discussion and Analysis
Six Months Ended March 31, 2006
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

OTHER INCOME AND EXPENSES

Other income totaled a net $3,139,229 for the 2006 Period compared with $4,754,269 for the 2005 Period, a decrease of $1,615,040.

Net interest and other income were $929,024 for the 2006 Period compared with $310,651 for the 2005 Period, an increase of $618,373 due primarily to an increase of $514,291 in interest income and the recognition of $118,710 in other income relating to the termination of a joint venture agreement on a certain mineral property in Utah. Interest income increased significantly as a result of two private placements completed during the 2006 Period providing the Company with net cash proceeds of $42,241,851. Gain on foreign exchange was $484,780 for the 2006 Period compared with $541,015 for the 2005 Period, a decrease of $56,235. Foreign exchange gains are due to the effects of the overall strengthening of the Canadian dollar as compared to the U.S. dollar. As the Company's cash and cash equivalents are held primarily in Canadian dollars, a continued strengthening of the Canadian dollar as compared to the U.S. dollar would result in additional gains on foreign exchange being recognized upon translation to U.S. dollars for financial reporting purposes.

Dilution gain was $1,816,980 for the 2006 Period compared with $71,468 for the 2005 Period, an increase of $1,745,512, while minority interest recovery was Nil for the 2006 Period compared with $850,520 for the 2005 Period. Dilution gain represents the Company's proportionate share of the increase in Fortress' net assets resulting from the issuance of common shares by Fortress over the same period. Minority interest represents the minority interest's proportionate share of Fortress' loss for the period since acquisition. As an offset to these increases, equity in the loss incurred by Fortress was $76,050 for the 2006 Period compared to Nil for the 2005 Period reflecting the application of the equity method to account for the Company's investment in Fortress.

MINERAL PROPERTIES

GENERAL

Capitalized mineral property expenditures were $18,747,329 at March 31, 2006 compared with $13,412,885 at September 30, 2005, an increase of $5,334,444 during the 2006 Period of which $4,197,792 was incurred in Canada, $387,167 was incurred in the United States and $749,485 was incurred in Mongolia. Capitalized mineral property expenditures were $8,765,712 at March 31, 2005 compared with $6,171,263 at September 30, 2004, an increase of $2,594,449 during the 2005 Period net of a write-down of mineral property of $1,869,790.

URANIUM EXPLORATION

During 2004, the Company acquired interests in and staked a number of uranium exploration properties in the Athabasca Basin region of Saskatchewan, Canada and commenced an exploration program on certain of those properties. The Company continues to increase its land position in the Athabasca Basin region through acquisitions and land staking.

During the 2006 Period, the Company made the following announcements:

a) The Company acquired an option from Consolidated Abaddon Resources Inc. to earn a 51% interest in the Huard-Kirsch Lakes Property located in the eastern part of the Athabasca Basin, Saskatchewan. The Company paid Cdn $25,000 in cash and is required to incur Cdn $1.5 million in exploration expenditures on or before November 1, 2008 to earn its interest;

b) The Company and JNR Resources Inc. formed a 60/40 joint venture to explore a number of claims in the Bell Lake area located in the northern part of the Athasbasca Basin. These claims are subject to a 2% net smelter returns royalty;

c) The Company acquired an option from Consolidated Abaddon Resources Inc. to earn up to a 75% interest in the Sims Lake Property located in the west central part of Labrador. The Company is required to pay Cdn $40,000 in cash and incur Cdn $450,000 in exploration expenditures over two years to earn an initial 51% interest and incur further exploration expenditures of Cdn $1 million on or before January 1, 2010 to earn an additional 24% interest. These claims are subject to a 2% net smelter returns royalty; and

d) The Company signed a letter of intent with Cameco Corporation for an option to earn up to a 75% interest in the Park Creek Property located in the eastern part of the Athabasca Basin. The Company is required to incur exploration expenditures of Cdn $2.8 million over three years to earn an initial 49% interest and a further Cdn $3 million over two years to earn an additional 26% interest.

Mineral property expenditures to March 31, 2006 were incurred primarily on the Moore Lake Property, where the Company is undertaking an extensive drilling program augmented by geophysical and geological field programs. During 2005, the Company exercised its option to acquire a 75% interest in the Moore Lake Property from JNR,

INTERNATIONAL URANIUM CORPORATION
Management's Discussion and Analysis
Six Months Ended March 31, 2006
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

subject to a 2.5% net smelter return royalty. Pursuant to the exercise terms under the option agreement, the Company incurred a minimum Cdn $4,000,000 in exploration expenditures and purchased common shares of JNR for $317,458 (Cdn $400,000). The Company and JNR have entered into a 75/25 joint venture agreement over this property.

Capitalized mineral property expenditures on the Moore Lake Property were $7,737,211 at March 31, 2006 (March 31, 2005: $3,846,751) compared with
$6,719,079 at September 30, 2005 (September 30, 2004: $1,779,392), an increase of $1,018,132 during the 2006 Period (2005 Period: $2,067,359) as a result of drilling and geological field programs. The remainder of the Canadian-based capitalized mineral property expenditures relate to other projects in the Athabasca Basin region, for a total of $5,777,620 at March 31, 2006 (March 31, 2005: $1,245,242) compared with $2,597,960 at September 30, 2005 (September 30,
2004: $529,786), an increase of $3,179,660 during the 2006 Period (2005 Period:
$715,456) as a result of land staking costs, airborne geophysical and drilling programs.

The Company has a 70% interest in the Gurvan Saihan Joint Venture in Mongolia. The other parties to the joint venture are the Mongolian government as to 15% and Geologorazvedka, a Russian government entity, as to 15%. During 2004, with continued upward pressure on uranium prices, the joint venture recommenced its uranium exploration program in Mongolia. Additional exploration licenses were acquired by the joint venture in areas known to be prospective based on past joint venture reconnaissance.

Capitalized mineral property expenditures on the Gurvan Saihan Joint Venture were $1,484,375 at March 31, 2006 (March 31, 2005: $77,405) compared with
$983,904 at September 30, 2005 (September 30, 2004: $35,198), an increase of
$500,471 during the 2006 Period (2005 Period: $42,207) as a result of the maintenance of licenses, drilling, auto gamma surveys and field reconnaissance programs.

The Company also conducts uranium exploration, 100% for the Company's account, through a Mongolian subsidiary. Capitalized mineral property expenditures under this entity were $381,176 at March 31, 2006 (March 31, 2005: $78,399) compared with $238,596 at September 30, 2005 (September 30, 2004: $17,878), an increase of $142,580 during the 2006 Period (2005 Period: $60,521) as a result of the maintenance of licenses and field reconnaissance programs.

During 2005, the Company entered into an agreement with Erdene Gold Inc. ("Erdene") to acquire a 65% interest in Erdene's Mongolian uranium properties in consideration for expenditures of Cdn $6 million over a four-year period. In addition, the Company purchased, by way of private placement, one million common shares of Erdene at a price of Cdn $1.00 per share. Capitalized mineral property expenditures on this property were $517,708 at March 31, 2006 (March 31, 2005:
Nil) compared with $411,274 at September 30, 2005 (September 30, 2004: Nil), an increase of $106,434 during the 2006 Period (2005 Period: Nil) as a result of the maintenance of licenses.

Exploration programs on the Company's Mongolian properties are scheduled to begin in the third quarter of 2006.

URANIUM DEVELOPMENT

During 2005, the Company was successful in a competitive bid for a state lease in southeastern Utah. The Company paid an initial cash payment of $1 million and annual advance minimum royalty and rental payments of $60,013. This property is adjoined by a number of privately-held, unpatented mining claims acquired by the Company that together comprise the Tony M Mine. These private claims were acquired for $200,000 in cash payments and 250,000 common shares of the Company, of which 147,000 common shares were issued at a value of $906,722. The remainder of the shares will be issued subject to confirmation of certain title matters. The Tony M Mine adjoins the Company's existing Bullfrog exploration property, which together are now referred to as the "Henry Mountains Complex". During 2005, the Company announced initiation of permitting for mining of the Henry Mountains Complex.

Capitalized mineral property expenditures were $2,849,239 at March 31, 2006 (March 31, 2005: $1,129,357) compared with $2,462,072 at September 30, 2005
(September 30, 2004: Nil), an increase of $387,167 during the 2006 Period (2005
Period: $1,129,357) as a result of development expenditures incurred on the Colorado Plateau and the Henry Mountains Complex.

INVESTMENT IN FORTRESS MINERALS CORP.

On June 23, 2004, the Company sold its Mongolian precious and base metals exploration properties to Fortress Minerals Corp. ("Fortress"), a company incorporated in Canada and listed for trading on the TSX Venture Exchange. In exchange, the Company received 28,000,000 common shares of Fortress, representing 63.14% of the then issued and outstanding common shares of Fortress, and $656,580 in cash for reimbursement of costs incurred on the exploration properties for the period from the date of agreement to the actual transfer date. The net book value of the

INTERNATIONAL URANIUM CORPORATION
Management's Discussion and Analysis
Six Months Ended March 31, 2006
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

assets and liabilities transferred by the Company was $3,088,201. No gain or loss was recognized on the transaction.

On September 1, 2004, Fortress completed a private placement of 4,987,500 units at a price of Cdn $0.40 per unit of which the Company purchased 732,500 units at a total cost of $220,069 (Cdn $293,000). Each unit consisted of one common share and one-half of one share purchase warrant, each whole warrant entitling the Company to purchase an additional common share at a price of Cdn $0.50 until September 1, 2005 and thereafter at a price of Cdn $0.60 until expiry on September 1, 2006. The Company's percentage ownership in Fortress decreased from 63.14% to 58.24% as a result of this private placement. At September 30, 2004, the Company had an ownership interest in Fortress of 58.24% and was deemed to exercise control for accounting purposes. Accordingly, the Company's consolidated balance sheet and results of operations for 2004 include the accounts of Fortress on a consolidated basis with recognition of the minority interests' share of net assets and results of operations.

On April 30, 2005, as a result of Fortress issuing additional common shares to third parties, the Company's ownership interest in Fortress was diluted to below 50% at which point the Company applied the equity method to account for its investment in Fortress. At September 30, 2005, the Company held 28,732,500 common shares of Fortress, representing 44.39% of its issued and outstanding common shares.

In January 2006, the Company participated in a private placement to purchase an additional 500,000 common shares of Fortress at a price of Cdn $1.25 per share for a total cost of Cdn $625,000 ($537,496). At March 31, 2006, the Company held 29,232,500 common shares of Fortress, representing 42.15% of its issued and outstanding common shares, with a market value of Cdn $46,479,675 ($39,794,242) based on the closing price on this date. The Company also held a share purchase warrant to acquire an additional 366,250 common shares at a price of Cdn $0.60 per share until expiry on September 1, 2006.

SUMMARY OF QUARTERLY FINANCIAL RESULTS

                                       2006         2006         2005        2005
                                        Q2           Q1           Q4          Q3
                                   ------------  -----------  -----------  ---------
Total revenues                     $    666,025  $   730,921  $    80,337  $  46,509
Net income (loss)                       839,696      130,677   (2,405,150)   449,193
Basic and diluted earnings (loss)
per share                                  0.01         0.00        (0.03)      0.01

                                       2005          2005        2004         2004
                                        Q2            Q1          Q4          Q3(1)
                                   ------------  -----------  -----------  ----------
Total revenues                     $        341  $     3,629  $   389,194  $        -
Net income (loss)                       292,394     (708,625)     632,242  (1,197,908)
Basic and diluted earnings (loss)
per share                                  0.00        (0.01)        0.01       (0.02)

----------------
(1) In preparing the 2004 consolidated financial statements, the Company determined that the transfer of mineral properties to Fortress should be accounted for at book value. In the interim consolidated financial statements for the 2004 third quarter report, the Company had incorrectly recorded a loss of $478,839 as a result of this transaction. The summary table above reflects the corrected net loss for the 2004 third quarter.

Refer to RESULTS OF OPERATIONS above for disclosure of the 2006 Period changes.

Variations in the results of operations for each of the quarters of 2005 are primarily the result of changes in expense and other income/expense items. Results for 2006 Q2 include a dilution gain of $1,761,695 relating to the investment in Fortress. Results for 2005 Q1 include a gain on foreign exchange of $542,543. Results for 2005 Q2 include stock-based compensation of $277,831 and write-down of mineral property of $1,869,790, offset by a gain on sale of short-term investments of $2,893,377 and minority interest of $793,372. Results for 2005 Q3 include stock-based compensation of $657,259 and equity in loss in Fortress of $122,087, offset by a dilution gain of $1,860,784. Results for 2005 Q4 include process milling expenditures of $1,431,516 and equity in loss in Fortress of $556,866.

Variations in the results of operations for the last two quarters of 2004 are due to a number of factors. Results for 2004 Q3 include a loss on foreign exchange of $122,831. Results for 2004 Q4 include a dilution gain of $548,549 and minority interest of $94,327.

INTERNATIONAL URANIUM CORPORATION
Management's Discussion and Analysis
Six Months Ended March 31, 2006
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $37,927,733 at March 31, 2006 compared with $6,111,119 at September 30, 2005, an increase of $31,816,614 during the 2006
Period. This increase was due primarily to net cash proceeds of $42,241,851 received from the issuance of common shares through private placements, offset primarily by mineral property expenditures of $3,902,400 and net cash used in operating activities of $4,714,985.

Working capital was $39,019,768 at March 31, 2006 compared with $4,244,274 at September 30, 2005, an increase of $34,775,494 during the 2006 Period. This increase was due primarily to the $31,816,614 increase in cash and cash equivalents as discussed above.

Net cash used in operating activities was $4,714,985 during the 2006 Period compared with $846,568 during the 2005 Period, for a $3,868,417 increase in net cash used in operating activities. Net funds provided by (used in) operating activities are comprised of net loss for the period, adjusted for non-cash items and for changes in working capital items. Significant changes in working capital items during the 2006 Period include an increase of $1,373,597 (2005 Period:
$1,141,257 decrease) in trade and other receivables, an increase of $1,878,694 (2005 Period: $482,401) in inventories and a decrease of $822,795 (2005 Period:
$250,269 increase) in accounts payable and accrued liabilities. The increase in trade and other receivables during the 2006 Period is primarily the result of exploration expenditures incurred by the Company charged back to a joint venture partner. The increase in inventories during the 2006 Period consists of process milling costs of $1,872,112 relating to the alternate feed material processing.

Net cash used in investment activities was $5,192,939 during the 2006 Period compared with $1,498,025 during the 2005 Period, an increase of $3,694,915. This increase was due primarily to proceeds received of $3,983,337 from the sale of short-term investments recorded during the 2005 Period. During the 2006 Period, mineral property expenditures were $3,902,400 (2005 Period: $4,464,239), portfolio investment purchases were $634,118 (2005 Period: $292,780) and plant and equipment purchases totaled $408,497 (2005 Period: $622,234). During the 2006 Period, restricted investments increased by $247,924 (2005 Period:
$194,618) as a result of interest income.

Net cash provided by financing activities was $41,724,538 during the 2006 Period compared with $5,837,180 during the 2005 Period, an increase of $35,887,358. During the 2006 Period, the Company completed two significant equity financings for total gross proceeds of Cdn $51,587,500 ($43,702,776). On October 14, 2005, the Company completed a private placement of 6,000,000 common shares at a price of Cdn $7.50 per share for gross proceeds of Cdn $45,000,000 ($38,010,648). On December 5, 2005, the Company completed a private placement of 850,000 flow-through common shares at a price of Cdn $7.75 per share for gross proceeds of Cdn $6,587,500 ($5,692,128) which funds are restricted to eligible Canadian exploration expenditures. Net proceeds from these private placement financings totaling $42,241,851. During the 2006 Period, the Company participated in a private placement to purchase an additional 500,000 common shares of Fortress at a price of Cdn $1.25 per share for a total cost of Cdn $625,000 ($537,496).

In total, these sources and uses of cash resulted in a net cash inflow of $31,816,614 during the 2006 Period compared with $3,492,587 during the 2005 Period.

The Company's existing cash and cash equivalents balance and, to a lesser degree, its expected cash flow from its 2006 operations are sufficient to satisfy its anticipated working capital requirements, capital expenditure requirements and planned exploration programs for at least the next twelve months. Additional funding through the issuance of common shares or flow-through common shares may be required to fund corporate opportunities. Flow-through common shares provide a mechanism whereby the tax benefits of certain Canadian exploration and development expenditures incurred or to be incurred by the Company are renounced or "flowed-through" to the subscribers.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

During the 2006 Period, the Company incurred legal fees of $27,187 (2005 Period:
$24,300) with a law firm of which a partner is a director of the Company.

During the 2006 Period, the Company incurred management and administrative service fees of $92,907 (2005 Period: $78,420) with a company owned by the Chairman of the Company which provides investor relations, office premises, secretarial and other services in Vancouver at a rate of Cdn $18,000 per month plus expenses. At March 31, 2006, an amount of Nil (September 30, 2005: $70,238) was due to this company.

INTERNATIONAL URANIUM CORPORATION
Management's Discussion and Analysis
Six Months Ended March 31, 2006
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

During the 2006 Period, the Company provided mine reclamation management and engineering support services of $3,279 (2005 Period: Nil) on a cost plus basis to a company with common directors. At March 31, 2006, an amount of $126 (September 30, 2005: $80,337) was due from this company.

During the 2006 Period, the Company entered into an agreement with Fortress to provide executive and administrative services and charged an aggregate $52,761 (2005 Period: Nil) for such services. At March 31, 2006, an amount of $26,129 (September 30, 2005: $28,696) was due from Fortress relating to this agreement.

OUTSTANDING SHARE DATA

At March 31, 2006, there were 88,419,066 common shares issued and outstanding and stock options outstanding to purchase a total of 1,943,000 common shares, for a total of 90,362,066 common shares on a fully-diluted basis. At May 10, 2006, there were 88,427,066 common shares issued and outstanding and stock options outstanding to purchase a total of 1,935,000 common shares, for a total of 90,362,066 common shares on a fully-diluted basis.

CRITICAL ACCOUNTING ESTIMATES

The Company's significant accounting policies are summarized in Note 2 of the audited consolidated financial statements of the Company for the fiscal year ended September 30, 2005. The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles in Canada requires management to make judgments with respect to certain estimates and assumptions. These estimates and assumptions, based on management's best judgment, affect the reported amounts of certain assets and liabilities, including disclosure of contingent liabilities. On an ongoing basis, management re-evaluates its estimates and assumptions. Actual amounts, however, could differ significantly from those based on such estimates and assumptions.

Significant areas critical in understanding the judgments that are involved in the preparation of the Company's consolidated financial statements and the uncertainties inherent within them include the determination of impairment of long-lived assets, assets retirement obligations and stock-based compensation.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company's long-lived assets consist of plant and equipment, mineral properties and intangible asset. These assets are recorded at cost and, as to plant and equipment and intangible asset, depreciated on a straight-line basis over their estimated useful lives of three to fifteen years. Expenditures relating to mineral properties are capitalized at cost, less recoveries in the pre-production stage, until such time these properties are put into commercial production, sold or abandoned. Upon commencement of production, capitalized mineral property expenditures will be charged to the results of operations over the estimated life of the mine in accordance with the unit-of-production method.

At the end of each accounting period, the Company reviews the carrying value of its long-lived assets based on a number of factors. For capitalized mineral property expenditures, these factors include analysis of exploration results, permitting considerations and current economics. Should an impairment be determined, the Company would write-down the recorded value of the long-lived asset to fair value.

ASSET RETIREMENT OBLIGATIONS

The Company's asset retirement obligations consist of estimated future decommissioning and reclamation costs of the Mill and U.S. mining properties, and have been determined based on engineering estimates of the costs of reclamation, in accordance with and reviewed periodically by state regulatory requirements. In the case of the Mill, the cost estimates are reviewed annually by the State of Utah Department of Environmental Quality, and adjusted by the Company to reflect the estimated costs of reclamation.

Applicable regulations require the Company to estimate reclamation costs on an undiscounted basis under the assumption that the reclamation would be performed at any time by a third party contractor. Management estimates that, once a decision is made to commence reclamation activities, substantially all of the reclamation activities could be completed in approximately 24-30 months. The Mill's reclamation estimate and bonding requirement increased from $10,618,895 to $10,950,180 during 2005. During the 2006 Period, the reclamation cost estimate for the Company's mining properties increased by $7,000 from $1,984,700 to $1,991,700. The mine bonding requirements also increased by $482,502 to $1,499,260 during 2005. Elements of uncertainty in estimating decommissioning and reclamation costs include potential changes in regulatory requirements, decommissioning and reclamation alternatives. Actual costs may be significantly different from those estimated.

INTERNATIONAL URANIUM CORPORATION
Management's Discussion and Analysis
Six Months Ended March 31, 2006
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

The Company has posted bonds (collateralized by cash and cash equivalents and fixed income securities) in favor of the State of Utah and the applicable state regulatory agencies in Colorado and Arizona as partial collateral for these liabilities and has deposited fixed income securities on account of these obligations.

STOCK-BASED COMPENSATION

Effective October 1, 2004, the Company retroactively adopted, without restatement, the amended standards of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870: Stock-Based Compensation and Other Stock-Based Payments ("Section 3870") which established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Section 3870 requires a fair value-based method of accounting for stock options granted to employees, including directors, and to non-employees.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. This model requires the calculation of certain variables, including the volatility of the Company's stock price, requiring various estimates and assumptions be made by management. Actual results may be significantly different from those calculated using this model.

Prior to October 1, 2004, the application of the fair value-method of accounting was limited to stock options granted to non-employees. The intrinsic value-based method of accounting was applied to stock options granted to employees which did not result in additional stock-based compensation expense as the exercise price was equal to the market price on the grant date. Pro forma disclosure of net income (loss) and earnings (loss) per share had the fair value-method been applied to stock options granted to employees is required.

The Company adopted the amendments to Section 3870 on a retroactive basis without restatement of prior periods. As a result, a cumulative adjustment of $773,655 to opening deficit effective October 1, 2004 has been reported separately on the consolidated statements of deficit. This adjustment represents the fair value of stock options granted to employees of $737,904 during 2004 and $35,751 during 2003.

CHANGES IN ACCOUNTING POLICIES

In January 2005, the CICA issued the following new accounting standards, effective October 1, 2006:

a) CICA Handbook Section 1530: "Comprehensive Income" establishes standards for reporting comprehensive income, defined as a change in value of net assets that is not due to owner activities, by introducing a new requirement to temporarily present certain gains and losses outside of net income. The impact of this new standard is discussed below in c);

b) CICA Handbook Section 3251: "Equity" establishes standards for the presentation of equity and changes in equity during the reporting period. The adoption of this new standard by the Company is not expected to have a material impact; and

c) CICA Handbook Section 3855: "Financial Instruments - Recognition and Measurement" establishes standards for the recognition, classification and measurement of financial instruments including the presentation of any resulting gains and losses. Assets classified as available-for-sale securities will have revaluation gains and losses included in other comprehensive income until these assets are no longer included on the balance sheet. At March 31, 2006, the Company had certain long-term investments that would be classified as available-for-sale securities under this new standard, and any unrealized gains and losses would be included in comprehensive income. This new standard may have a material impact on the Company's financial statements commencing in 2007.

CONTRACTUAL OBLIGATIONS

At March 31, 2006, the Company has a reclamation obligation of $12,941,880, the timing of which will depend upon the Company's business objectives. While this reclamation obligation was valued on the assumption that the Company must be able to fund reclamation of the White Mesa Mill and U.S. mining operations at any time, the Company currently has no intention of placing the Mill or U.S. mines into reclamation.

In addition, the Company's contractual obligations at March 31, 2006 are as follows:

                                           Less Than                              After
                                Total       One Year     1-3 Years    4-5 Years  5 Years
                              ----------  ------------  ------------  ---------  -------
Operating lease  obligations  $  397,280  $     65,798  $    299,247  $  32,235  $     -

INTERNATIONAL URANIUM CORPORATION
Management's Discussion and Analysis
Six Months Ended March 31, 2006
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

ENVIRONMENTAL RESPONSIBILITY

Each year, the Company reviews the anticipated costs of decommissioning and reclaiming its Mill and mine sites as part of its environmental planning process. The Company also formally reviews the Mill's reclamation estimate annually with applicable regulatory authorities. The Mill and mine reclamation estimates at March 31, 2006 are $12,941,880, which are currently expected to be sufficient to cover the projected future costs for reclamation of the Mill and mine operations. However, there can be no assurance that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company's financial statements.

The Company has posted bonds as security for these liabilities and has deposited cash, cash equivalents, and fixed income securities as collateral against these bonds. At March 31, 2006 and September 30, 2005, the amount of these restricted investments collateralizing the Company's reclamation obligations was $13,114,391 and $12,881,972, respectively. The increase of $232,419 was due to interest income from these investments.

As mentioned in previous reports, the Company had detected some chloroform contamination at the Mill site that appeared to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the Mill facility, and from septic drain fields that were used for laboratory and sanitary wastes prior to construction of the Mill's tailings cells. In April 2003, the Company commenced an interim remedial program of pumping the chloroform-contaminated water from the groundwater to the Mill's tailings cells. This will enable the Company to begin clean up of the contaminated areas and to take a further step towards resolution of this outstanding issue. Although the investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of remediation have not yet been determined and could be significant.

RESEARCH AND DEVELOPMENT

The Company does not have a formal research and development program. Process development efforts expended in connection with processing alternate feed materials are included as a cost of processing. Process development efforts expended in the evaluation of potential alternate feed materials that are not ultimately processed at the Mill are included in Mill overhead costs. The Company does not rely on patents or technological licenses in any significant way in the conduct of its business.

TREND INFORMATION

During the period 1997 through 2000, the Company saw a deterioration in both uranium and vanadium prices, from $11.00 per pound of U3O8 and $4.10 per pound of V2O5 in October 1997 to $7.40 per pound of U3O8 and $1.70 per pound of V2O5 at the end of September 2000. As a result of these decreases in commodity prices, the Company decided to cease its uranium and uranium/vanadium mining and exploration activities in 1999, and shut down all of its uranium and uranium/vanadium mines. Also as a result of these market events, the Company decided to marshal its resources and to concentrate its operations primarily on the continuing development of the alternate feed, uranium-bearing waste recycling business. Since then, commodity prices have improved dramatically. Since October 1, 2003, uranium prices have increased over 230%, from $12.20 per pound to $40.50 per pound at the end of March 2006. As of May 10, 2006, the uranium spot price had increased an additional $2.75 to $43.25 per pound. The uranium market fundamentals are strong and most analysts do not forecast any weakening of uranium prices over the next 3 to 5 years. As a result of the increase in uranium price, the Company acquired and staked uranium exploration properties in Canada in 2004 and 2005 and has commenced an aggressive exploration program on certain of those properties, as well as restarted its uranium exploration program in Mongolia. Vanadium prices are currently trading in the range of $8.00 to $9.00 per pound V2O5, off from their peak of $25.00 to $30.00 per pound reached earlier in 2005. Historical vanadium prices range from $1.20 to $6.00 per pound V2O5. As a result of the increase in the uranium price, the Company has been evaluating re-commencing mining activities in the U.S., initiated permitting of the Henry Mountains Complex and began processing a high-grade uranium alternate feed material at the Mill. In addition, the Company continues to evaluate opportunities to expand its existing asset portfolio.

Although the Mill's tailings system currently has capacity to process all of the alternate feed materials under contract with the Company, this capacity is expected to run out within the next one to three years, depending on the level of success of the Company in entering into contracts for the processing of additional feed materials or if the Company decides to recommence U.S. mining operations. In order to provide additional tailings capacity, the Company will reline the existing tailings Cell 4A, at an estimated cost of $4.0 - $5.0 million. In addition, if Cell 4A is put into use, the reclamation obligation for the Mill would increase by approximately $1.0 million, which would require an increase in the Mill's reclamation bond by that amount. The Company has submitted engineering plans to the State of Utah for review. The relining of Cell 4A will provide the Company with approximately 2 million tons of additional tailings capacity, which should be ample capacity for the next several years.

INTERNATIONAL URANIUM CORPORATION
Management's Discussion and Analysis
Six Months Ended March 31, 2006
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

RISKS AND UNCERTAINTIES

Exploration for and development of mineral properties involves significant financial risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While discovery of an ore body may result in substantial rewards, few properties, which are explored, are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling, constructing mining and process facilities at a site, developing metallurgical processes and extracting uranium and other metals from ore. It is impossible to ensure that the current exploration programs of the Company will result in profitable commercial mining operations.

Under the United States Nuclear Regulatory Commission's Alternate Feed Guidance, the Mill is required to obtain a specific license amendment allowing for the processing of each new alternate feed material. Various third parties have challenged certain of the Mill's license amendments, although none of such challenges have been successful to date. The Company intends to continue to defend its positions and the validity of its license amendments and proposed license amendments. If the Company does not ultimately prevail in any such actions and any appeals therefrom, the Company's ability to process certain types of alternate feeds, in certain circumstances, may be adversely affected, which could have a significant impact on the Company.

The Company is required to comply with environmental protection laws and regulations and permitting requirements, and anticipates that it will be required to continue to do so in the future. Although the Company believes that its operations are in compliance, in all material respects, with all relevant permits, licenses and regulations involving worker health and safety as well as the environment, the historical trend toward stricter environmental regulation may continue. The uranium industry is subject to not only the worker health and safety and environmental risks associated with all mining businesses, but also to additional risks uniquely associated with uranium mining and milling. The possibility of more stringent regulations exists in the area of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and milling sites, and other environmental matters, each of which could have a material adverse effect on the costs of reclamation or the viability of the operations.

OUTLOOK FOR 2006

The Mill is expected to produce approximately 500,000 pounds of U(3)O(8) from the processing of a high-grade alternate feed material. The current mill run began in March 2005 and is anticipated to last through the end of 2006. The Company does not have any fixed contracts for this material and will evaluate commercial opportunities for sale of the material throughout the year.

The Company continues to evaluate the restart of its U.S. mining operations and has begun permitting of the Henry Mountains Complex. Increases in projected operating costs have delayed the anticipated restart. However, based on current and projected uranium prices, the Company anticipates re-opening its U.S. mining operations in 2006.

The Company's exploration programs will continue to expand through 2006, both in Canada and Mongolia. During the summer, the Company will have two drilling programs planned on its Moore Lake Joint Venture and Park Creek project. In addition to the drilling programs, the Company will have significant field programs on a number of its properties.

In Mongolia, the Company will have its largest exploration program ever undertaken in Mongolia with over 65,000 metres of drilling and over 10,000 kilometres of autogamma surveys on its Joint Venture properties, its 100% owned and Erdene optioned properties. The Company will also begin re-evaluation at the Gurvan Saihan Joint Venture's Hairhan uranium deposit.

At the present time the Company is well financed for its planned 2006 programs and will continue to aggressively evaluate acquisition and growth opportunities.

INTERNATIONAL URANIUM CORPORATION
Consolidated Balance Sheets
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars)

                                                                         March 31,         September 30,
                                                                           2006                2005
                                                                  -------------------  ------------------
ASSETS

CURRENT
  Cash and cash equivalents                                       $        37,927,733  $        6,111,119
  Trade and other receivables                                               1,939,586             565,989
  Inventories                                                               5,202,339           3,323,645
  Prepaid expenses and other                                                  386,340             125,204
                                                                  -------------------  ------------------

                                                                           45,455,998          10,125,957

Long-term investments (Notes 2 & 3)                                         7,850,599           4,938,055
Plant and equipment, net                                                    3,369,435           3,217,702
Mineral properties (Note 4)                                                18,747,329          13,412,885
Intangible asset, net                                                         593,750             625,000
Restricted investments (Note 5)                                            13,114,391          12,881,972
                                                                  -------------------  ------------------

                                                                  $        89,131,502  $       45,201,571
                                                                  ===================  ==================

LIABILITIES

CURRENT
  Accounts payable and accrued liabilities                        $         2,548,715  $        2,092,479
  Notes payable                                                                26,593              16,557
  Deferred revenue                                                          3,860,922           3,772,647
                                                                  -------------------  ------------------

                                                                            6,436,230           5,881,683

Notes payable, net of current portion                                          29,163              19,016
Reclamation obligations (Note 6)                                           12,941,880          12,934,880
Future income tax liability                                                 5,496,460           1,460,897
Other long-term liability                                                      99,593              99,593
                                                                  -------------------  ------------------

                                                                           25,003,326          20,396,069
                                                                  -------------------  ------------------

SHAREHOLDERS' EQUITY

Share capital (Note 8)
 Authorized: Unlimited number of common shares without par value
 Issued and outstanding: 88,419,066 shares (September 30, 2005:
 81,569,066 shares)                                                        94,352,072          56,145,784
Contributed surplus (Notes 9 & 10)                                          1,949,290           1,803,277
Deficit                                                                   (32,173,186)        (33,143,559)
                                                                  -------------------  ------------------

                                                                           64,128,176          24,805,502
                                                                  -------------------  ------------------

                                                                  $        89,131,502  $       45,201,571
                                                                  ===================  ==================

Commitments and contingencies (Note 13)

ON BEHALF OF THE BOARD OF DIRECTORS:

/s/ Ron F. Hochstein                   /s/ William A. Rand
---------------------                  -------------------------
Ron F. Hochstein                       William A. Rand

         See accompanying notes to the consolidated financial statements

INTERNATIONAL URANIUM CORPORATION
Interim Consolidated Statements of Operations
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars)

                                                   Three Months Ended March 31,       Six Months Ended March 31,
                                                       2006             2005             2006             2005
                                                ---------------  ---------------  --------------   ---------------
REVENUES

Process milling                                 $       665,899  $           341  $    1,393,667   $         3,970
Engineering services (Note 7)                               126                -           3,279                 -
                                                ---------------  ---------------  --------------   ---------------

                                                        666,025              341       1,396,946             3,970
                                                ---------------  ---------------  --------------   ---------------
EXPENSES

Process milling expenditures                            787,174              341       1,797,509             3,970
Mill stand-by expenditures                                    -          474,783               -         1,069,953
Bad debts                                                     -           64,801               -            64,801
General and administrative                            1,051,694        1,547,722       1,768,293         2,352,444
General exploration                                           -           52,676               -            98,089
Write-down of mineral properties (Note 4)                     -        1,869,790               -         1,869,790
                                                ---------------  ---------------  --------------   ---------------

                                                      1,838,868        4,010,113       3,565,802         5,459,047
                                                ---------------  ---------------  --------------   ---------------

Loss from operations                                 (1,172,843)      (4,009,772)     (2,168,856)       (5,455,077)

Net interest and other income                           432,210          150,324         929,024           310,651
Gain (loss) on foreign exchange                        (115,055)          (1,528)        484,780           541,015
Gain on sale of land and equipment                            -           42,200               -            87,238
Gain on sale of short-term investments                        -        2,893,377               -         2,893,377
Loss on sale of restricted investments                  (15,505)               -         (15,505)                -
Equity in loss of Fortress Minerals Corp.               (50,806)               -         (76,050)                -
Dilution gain                                         1,761,695           61,222       1,816,980            71,468
Minority interest                                             -          793,372               -           850,520
                                                ---------------  ---------------  --------------   ---------------

Income (loss) for the period before taxes               839,696          (70,805)        970,373          (700,808)

Recovery of future income tax asset                           -          363,199               -           363,199
                                                ---------------  ---------------  --------------   ---------------

Net income (loss) for the period                $       839,696  $       292,394  $      970,373   $      (337,609)
                                                ===============  ===============  ==============   ===============

Earnings (loss) per share:
  Basic                                         $          0.01  $         0.00   $         0.01   $         (0.00)
  Diluted                                                  0.01            0.00             0.01             (0.00)
                                                ---------------  ---------------  --------------   ---------------

Weighted-average number of shares outstanding:
  Basic                                              88,419,066       80,236,622      86,693,201        79,960,812
  Diluted                                            90,362,066       81,916,622      88,636,201        79,960,812
                                                ---------------  ---------------  --------------   ---------------

         See accompanying notes to the consolidated financial statements

INTERNATIONAL URANIUM CORPORATION
Interim Consolidated Statements of Deficit
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars)

                                                   Three Months Ended March 31,       Six Months Ended March 31,
                                                       2006             2005             2006             2005
                                                ---------------  ---------------  --------------   ---------------
Deficit, beginning of period as
 previously reported                            $   (33,012,882) $   (31,401,374) $  (33,143,559)  $   (29,997,716)

Retroactive effect of change in accounting
 policy for stock-based compensation (Note 9)                 -                -               -          (773,655)
                                                ---------------  ---------------  --------------   ---------------
Deficit, beginning of period as restated            (33,012,882)     (31,401,374)    (33,143,559)      (30,771,371)

Net income (loss) for the period                        839,696          292,394         970,373          (337,609)
                                                ---------------  ---------------  --------------   ---------------

Deficit, end of period                          $   (32,173,186) $   (31,108,980) $  (32,173,186)  $   (31,108,980)

         See accompanying notes to the consolidated financial statements

INTERNATIONAL URANIUM CORPORATION
Interim Consolidated Statements of Cash Flows
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars)

                                                   Three Months Ended March 31,       Six Months Ended March 31,
CASH PROVIDED BY (USED IN):                            2006             2005           2006              2005
                                                ---------------  ---------------  --------------   ---------------
OPERATING ACTIVITIES
Net income (loss) for the period                $       839,696  $       292,394  $      970,373   $      (337,609)
Items not affecting cash:
  Amortization                                           15,625           15,625          31,250            31,250
  Depreciation                                          120,823           90,471         256,764           207,915
  Bad debts                                                   -           64,801               -            64,801
  Stock-based compensation                                    -          277,831               -           277,831
  Write-down of mineral properties                            -        1,869,790               -         1,869,790
  Gain on sale of land & equipment                            -          (42,200)              -           (87,238)
  Gain on sale of short-term investments                      -       (2,893,377)              -        (2,893,377)
  Loss on sale of restricted investments                 15,505                -          15,505                 -
  Equity in loss of Fortress Minerals Corp.              50,806                -          76,050                 -
  Dilution gain                                      (1,761,695)         (61,222)     (1,816,980)          (71,468)
  Minority interest                                           -         (783,620)              -          (843,533)
  Recovery of future income tax asset                         -         (363,199)              -          (363,199)
Changes in non-cash working capital items:
  Decrease (increase) in trade and
   other receivables                                 (1,143,335)        (222,704)     (1,373,597)        1,141,257
  Increase in inventories                            (1,023,576)        (408,786)     (1,878,694)         (482,401)
  Decrease (increase) in other current assets          (128,809)         (97,903)       (261,136)            2,011
  Increase (decrease) in accounts payable
   and accrued liabilities                             (291,553)         767,509        (822,795)          250,269
  Increase in reclamation obligations                         -          331,285               -           331,285
  Increase in deferred revenue                           30,710           33,739          88,275            55,848
                                                ---------------  ---------------  --------------   ---------------

Net cash used in operating activities                (3,275,803)      (1,129,566)     (4,714,985)         (846,568)
                                                ---------------  ---------------  --------------   ---------------
INVESTING ACTIVITIES
Purchase of portfolio investments                      (377,049)        (169,865)       (634,118)         (292,780)
Purchase of plant and equipment                        (113,314)        (558,371)       (408,497)         (622,234)
Proceeds from sale of short-term investments                  -        3,983,337               -         3,983,337
Proceeds from sale of surplus land and
 equipment                                                    -           47,471               -            92,509
Expenditures on mineral properties                   (1,556,195)      (3,133,870)     (3,902,400)       (4,464,239)

Increase in restricted investments                     (125,540)         (81,065)       (247,924)         (194,618)
                                                ---------------  ---------------  --------------   ---------------
Net cash provided by (used in) investing
                    activities                       (2,172,098)          87,637      (5,192,939)       (1,498,025)
                                                ---------------  ---------------  --------------   ---------------

FINANCING ACTIVITIES
Increase (decrease) in notes payable                     (6,221)          (3,836)         20,183            (7,609)
Issuance of common shares for:
  Private placements                                          -        5,374,953      42,241,851         5,374,953
  Exercise of stock options and warrants                      -          339,937               -           469,836
Subscription for common shares of Fortress             (537,496)               -        (537,496)                -
                                                ---------------  ---------------  --------------   ---------------

Net cash provided by (used in) financing
                    activities                         (543,717)       5,711,054      41,724,538         5,837,180
                                                ---------------  ---------------  --------------   ---------------

Net increase (decrease) in cash and
 cash equivalents                                    (5,991,618)       4,669,125      31,816,614         3,492,587
Cash and cash equivalents, beginning of period       43,919,351       10,868,417       6,111,119        12,044,955
                                                ---------------  ---------------  --------------   ---------------

Cash and cash equivalents, end of period        $    37,927,733  $    15,537,542  $   37,927,733   $    15,537,542
                                                ===============  ===============  ==============   ===============

Supplemental cash flow information (Note 12)

         See accompanying notes to the consolidated financial statements

INTERNATIONAL URANIUM CORPORATION
Notes to the Consolidated Financial Statements
Six Months Ended March 31, 2006
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

1.    BASIS OF PRESENTATION

      These unaudited interim consolidated financial statements of International Uranium Corporation and its subsidiary companies and joint ventures (collectively, the "Company") have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") for interim financial statements. As a result, they do not conform in all respects with the disclosure requirements for annual financial statements under Canadian GAAP, and should be read in conjunction with the Company's audited consolidated financial statements for the fiscal year ended September 30, 2005. References to the "2006 Period" and "2005 Period" relate to the six months ended March 31, 2006 and 2005, respectively.

      All material adjustments which, in the opinion of management, are necessary for a fair presentation of the results of the interim periods have been reflected. The results for the 2006 Period have been stated utilizing the same accounting policies and methods of application as the Company's audited consolidated financial statements for the fiscal year ended September 30, 2005.

2.    LONG-TERM INVESTMENTS

                                                    March 31,       September 30,
                                                      2006              2005
                                                ----------------   ----------------
Portfolio investments                           $      2,785,717   $      2,151,599
Investment in Fortress Minerals Corp. (Note 3)         5,064,882          2,786,456
                                                ----------------   ----------------

                                                $      7,850,599   $      4,938,055
                                                ================   ================

      At March 31, 2006, portfolio investments consist of common shares of four publicly-traded companies acquired by the Company at a cost of $2,785,717 (September 30, 2005: $2,151,599), with an aggregate market value of $14,001,178 (September 30, 2005: $7,105,564). During the 2006 Period, the
      Company acquired additional equity interests at a cost of $634,118 through the exercise of share purchase warrants. At March 31, 2006, the Company held share purchase warrants to acquire additional equity interests in one of the companies for a total subscription price of $172,722.

3.    INVESTMENT IN FORTRESS MINERALS CORP.

      Effective June 23, 2004, the Company sold its Mongolian precious and base metals exploration properties to Fortress Minerals Corp. ("Fortress"). As part consideration, the Company received 28,000,000 common shares of Fortress, representing 63.14% of its then issued and outstanding common shares, resulting in the Company acquiring control over Fortress for accounting purposes.

      At September 30, 2004, the Company continued to exercise control over Fortress through an ownership interest that exceeded 50%. Accordingly, the Company's consolidated balance sheet and results of operations for the fiscal year ended September 30, 2004 include the accounts of Fortress on a consolidated basis with recognition of the minority interests' share of net assets and results of operations.

      During the year ended September 30, 2005, as a result of Fortress issuing additional common shares to third parties, the Company's ownership interest in Fortress was diluted to below 50% at which point the Company was no longer deemed to exercise control but was deemed to maintain significant influence over Fortress for accounting purposes. Accordingly, the Company began to apply the equity method to account for its investment in Fortress. At September 30, 2005, the Company held 28,732,500 common shares of Fortress, representing 44.39% of its issued and outstanding common shares.

      During the 2006 Period, the Company participated in a private placement to purchase an additional 500,000 common shares of Fortress at a price of Cdn $1.25 per share for a total cost of Cdn $625,000 ($537,496). At March 31, 2006, the Company held 29,232,500 common shares of Fortress, representing 42.15% of its issued and outstanding common shares, and a share purchase warrant to acquire an additional 366,250 common shares at a price of Cdn $0.60 per share until expiry on September 1, 2006.

INTERNATIONAL URANIUM CORPORATION
Notes to the Consolidated Financial Statements
Six Months Ended March 31, 2006
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

4.    MINERAL PROPERTIES

      At March 31, 2006 and September 30, 2005, mineral properties are comprised of exploration properties located in Canada and Mongolia, and uranium/vanadium mines on standby in the United States. Capitalized mineral property costs relating to the U.S. mines, shut down in 1999, were written-off and charged to the results of operations during that year. The Company's mineral property interests are held directly or through option agreements, and a significant portion are subject to joint venture arrangements. A summary of mineral properties expenditures is presented below:

                                                      Six Months Ended March 31, 2006
                                            Beginning                            Ending
                                             Balance        Expenditures         Balance
                                        ----------------  ----------------  ----------------
Canadian uranium properties:
  Moore Lake                            $      6,719,079  $      1,018,132  $      7,737,211
  Other                                        2,597,960         3,179,660         5,777,620
Mongolian uranium properties:
  Gurvan Saihan Joint Venture                    983,904           500,471         1,484,375
  Other                                          649,870           249,014           898,884
U.S. uranium/vanadium mines on standby         2,462,072           387,167         2,849,239
                                        ----------------  ----------------  ----------------

                                        $     13,412,885  $      5,334,444  $     18,747,329
                                        ================  ================  ================

                                                              Year Ended September 30, 2005
                                                     Beginning                                Ending
                                                      Balance          Expenditures          Balance
                                                   ----------------  ----------------      -------------
Canadian uranium properties:
  Moore Lake                                       $      1,779,392  $      4,939,687      $   6,719,079
  Other                                                     529,786         2,068,174          2,597,960
Mongolian uranium properties:
  Gurvan Saihan Joint Venture                                35,198           948,706            983,904
  Other                                                      17,878           631,992            649,870
U.S. uranium/vanadium mines on standby                            -         2,462,072          2,462,072
Mongolian precious/base metal properties (Note 3)         3,809,009        (3,809,009)(1)              -
                                                   ----------------  ----------------      -------------
                                                   $      6,171,263  $      7,241,622      $  13,412,885
                                                   ================  ================      -------------

------
(1) At September 30, 2005, the accounts of Fortress were no longer reported on a consolidated basis; therefore, its Mongolian precious/base metal properties were excluded from mineral properties as reported on the Company's consolidated balance sheet.

During the 2005 Period, the Company recorded a write-down of mineral property of $1,869,790 relating to a decision by Fortress not to pursue its option on the Shiveen Gol Property, a precious/base metal property located in Mongolia. During the 2006 Period, the Company made the following announcements:

a) The Company acquired an option from Consolidated Abaddon Resources Inc. to earn a 51% interest in the Huard-Kirsch Lakes Property located in the eastern part of the Athabasca Basin, Saskatchewan. The Company paid Cdn $25,000 in cash and is required to incur Cdn $1.5 million in exploration expenditures on or before November 1, 2008 to earn its interest;

b) The Company and JNR Resources Inc. formed a 60/40 joint venture to explore a number of claims in the Bell Lake area located in the northern part of the Athabasca Basin. These claims are subject to a 2% net smelter returns royalty;

c) The Company acquired an option from Consolidated Abaddon Resources Inc. to earn up to a 75% interest in the Sims Lake Property located in the west central part of Labrador. The Company is required to pay Cdn $40,000 in cash and incur Cdn $450,000 in exploration expenditures over two years to earn an initial 51% interest and incur further exploration expenditures of Cdn $1 million on or before January 1, 2010 to earn an additional 24% interest. These claims are subject to a 2% net smelter returns royalty; and

d) The Company signed a letter of intent with Cameco Corporation for an option to earn up to a 75% interest in the Park Creek Property located in the eastern part of the Athabasca Basin. The Company is required to incur exploration expenditures of Cdn $2.8 million over three years to earn an initial 49% interest and a further Cdn $3 million over two years to earn an additional 26% interest.

INTERNATIONAL URANIUM CORPORATION
Notes to the Consolidated Financial Statements
Six Months Ended March 31, 2006
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

5.    RESTRICTED INVESTMENTS

      The Company has cash and cash equivalents and fixed-income securities on deposit to collateralize its reclamation and certain other obligations (Note 6).

                                March 31,       September 30,
                                   2006             2005
                           ----------------   ----------------
Cash and cash equivalents  $      3,796,078   $      2,573,336
Fixed income securities           9,318,313         10,308,636
                           ----------------   ----------------
                           $     13,114,391   $     12,881,972
                           ================   ================

6.    RECLAMATION OBLIGATIONS

      The Company's asset retirement obligations consist of estimated future decommissioning and reclamation costs of the Company's White Mesa Mill (the "Mill") and mining properties, and have been determined based on engineering estimates of the costs of reclamation, in accordance with legal and regulatory requirements. These cost estimates are reviewed periodically by applicable regulatory authorities. In the case of the Mill, the cost estimates are reviewed and adjusted annually by the Company to reflect the estimated costs of reclamation and reviewed by the State of Utah Department of Environmental Quality.

                                                 Six Months
                                                   Ended           Year Ended
                                                  March 31,       September 30,
                                                    2006              2005
                                              ----------------  ----------------
Reclamation obligations, beginning of period  $     12,934,880  $     12,603,595
Additions to liabilities                                 7,000           331,285
                                              ----------------  ----------------
Reclamation obligations, end of period        $     12,941,880  $     12,934,880
                                              ================  ================

      Applicable regulations require the Company to estimate reclamation costs on an undiscounted basis under the assumption that the reclamation would be performed at any time by a third party contractor. Management estimates that, once a decision is made to commence reclamation activities, substantially all of the reclamation activities could be completed in approximately 24-30 months. Elements of uncertainty in estimating decommissioning and reclamation costs include potential changes in regulatory requirements, decommissioning and reclamation alternatives. Actual costs may be materially different from those estimated.

      The Company has posted bonds (collateralized by cash and cash equivalents and fixed income securities) in favor of the State of Utah and the applicable state regulatory agencies in Colorado and Arizona as partial collateral for these liabilities and has deposited fixed income securities on account of these obligations (Note 5).

7.    RELATED PARTY TRANSACTIONS

      During the 2006 Period, the Company incurred legal fees of $27,187 (2005
      Period: $24,300) with a law firm of which a partner is a director of the Company.

      During the 2006 Period, the Company incurred management and administrative service fees of $92,907 (2005 Period: $78,420) with a company owned by the Chairman of the Company which provides investor relations, office premises, secretarial and other services in Vancouver at a rate of Cdn $18,000 per month plus expenses. At March 31, 2006, an amount of Nil (September 30, 2005: $70,238) was due to this company.

      During the 2006 Period, the Company provided mine reclamation management and engineering support services of $3,279 (2005 Period: Nil) on a cost plus basis to a company with common directors. At March 31, 2006, an amount of $126 (September 30, 2005: $80,337) was due from this company.

     During the 2006 Period, the Company entered into an agreement with Fortress to provide executive and administrative services and charged an aggregate $52,761 (2005 Period: Nil) for such services. At March 31, 2006, an amount of $26,129 (September 30, 2005: $28,696) was due from Fortress relating to this agreement.

INTERNATIONAL URANIUM CORPORATION
Notes to the Consolidated Financial Statements
Six Months Ended March 31, 2006
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

8.    SHARE CAPITAL

      a)    Authorized: Unlimited number of common shares without par value

      b)    Issued and Outstanding:

                                                                        Number of
                                                                      Common Shares        Amount
                                                                      -------------  -----------------
Balance at September 30, 2004                                            79,635,066  $      50,305,480
                                                                      -------------  -----------------

Issued for cash:
  Flow-through private placement, net of issue costs of $227,470 (c)      1,000,000          5,574,316
  Exercise of stock options                                                 787,000            418,365
Issued for mineral property acquisition (d)                                 147,000            906,722
Fair value of stock options exercised                                             -            374,997
Renunciation effects of flow-through private placements                           -         (1,434,096)
                                                                      -------------  -----------------

                                                                          1,934,000          5,840,304
                                                                      -------------  -----------------

Balance at September 30, 2005                                            81,569,066  $      56,145,784
                                                                      -------------  -----------------
Issued for cash:
  Private placement, net of issue costs of $1,230,168 (c)                 6,000,000         36,780,480
  Flow-through private placement, net of issue costs of $230,757 (c)        850,000          5,461,371
Renunciation effects of flow-through private placements (c)                       -         (4,035,563)
                                                                      -------------  -----------------

                                                                          6,850,000         38,206,288
                                                                      -------------  -----------------

Balance at March 31, 2006                                                88,419,066  $      94,352,072
                                                                      =============  =================

c)    Private Placements

      In December 2005, the Company completed a private placement of 850,000 flow-through common shares at a price of Cdn $7.75 per share for gross proceeds of Cdn $6,587,500 ($5,692,128). Share issue costs of $230,757 were incurred, comprised of $225,812 for finders' fees and $4,945 for related expenses, resulting in net proceeds of $5,461,371 from the private placement. These funds are restricted to eligible Canadian exploration expenditures and were renounced to the subscribers in February 2006. As a result, the effects of the foregone tax benefits to the Company have been recorded as additional share issue costs on the date of renunciation.

      In October 2005, the Company completed a private placement of 6,000,000 common shares at a price of Cdn $7.50 per share for gross proceeds of Cdn $45,000,000 ($38,010,648). Share issue costs of $1,230,168 were incurred, comprised of $1,212,695 for finders' fees and $17,473 for related expenses, resulting in net proceeds of $36,780,480 from the private placement.

      In March 2005, the Company completed a private placement of 1,000,000 flow-through common shares at a price of Cdn $7.00 per share for gross proceeds of Cdn $7,000,000 ($5,801,786). Share issue costs of $227,470 were incurred, comprised of $224,097 for finders' fees and $3,373 for related expenses, resulting in net proceeds of $5,574,316 from the private placement. These funds are restricted to eligible Canadian exploration expenditures and were renounced to the subscribers in February 2006. As a result, the effects of the foregone tax benefits to the Company have been recorded as additional share issue costs on the date of renunciation.

d)    Mineral Property

      In September 2005, the Company issued 147,000 common shares at a price of Cdn $7.35 per share for a total value of Cdn $1,080,450 ($906,722) as part of the acquisition of a U.S. uranium property.

INTERNATIONAL URANIUM CORPORATION
Notes to the Consolidated Financial Statements
Six Months Ended March 31, 2006
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

9.    STOCK OPTIONS

      At March 31, 2006, the Company had a stock-based compensation plan reserving for issuance a maximum of 10,700,000 common shares of the Company, as amended periodically by shareholder approval (the "Plan"). At the annual general meeting held on March 22, 2005, the shareholders of the Company approved an amendment of the Plan to increase the maximum number of common shares reserved for issuance from 6,700,000 to 10,700,000 common shares, as well as other amendments required to align the Plan with new regulatory requirements. At March 31, 2006, the Company had remaining 3,810,000 common shares available for issuance under the Plan.

      The purpose of the Plan is to attract, retain and motivate directors, officers, key employees and consultants of the Company and to advance the interests of the Company by providing eligible persons with the opportunity to acquire an increased proprietary interest in the Company. Under the Plan, all stock options, including vesting provisions, if any, are granted at the discretion of the Company's board of directors. The term of any stock option granted may not exceed ten years and the exercise price may not be lower than the closing price of the Company's shares on the last trading day immediately preceding the date of grant. In general, stock options granted under the Plan have a term of three years and have no vesting provisions.

      A continuity summary of the stock options granted under the Plan is presented below:

                                Six Months Ended             Year Ended
                                    March 31,               September 30,
                                      2006                      2005
                              ----------------------  -------------------------
                                           Weighted-                 Weighted-
                                            Average                   Average
                                           Exercise                  Exercise
                              Number of    Price per   Number of     Price per
                               Common        Share      Common         Share
                               Shares       (Cdn $)     Shares        (Cdn $)
                              ---------  -----------  -----------  ------------
Balance, beginning of period  1,863,000  $      2.62    1,940,000  $       0.85

Granted                          80,000         5.88      710,000          5.28
Exercised                             -                  (787,000)         0.65
                              ---------  -----------  -----------  ------------

Balance, end of period        1,943,000  $      2.76    1,863,000  $       2.62
                              =========  ===========  ===========  ============

      A summary of stock options outstanding and exercisable at March 31, 2006 is presented below:

                                     Weighted-
                                      Average         Average
               Range of Exercise  Exercise Price     Remaining
  Number of     Prices per Share     per Share    Contractual Life
Common Shares       (Cdn $)           (Cdn $)         (Years)
-------------  -----------------  --------------  ----------------
1,163,000           $1.01             $1.01             0.66
  690,000        $4.27 to $5.88       $5.08             2.03
   90,000           $7.53             $7.53             2.44
-------------                         -----             ----

1,943,000                             $2.76             1.23
=========                             =====             ====

Outstanding options expire between November 2006 and October 2008.

During the 2005 Period, the Company adopted amended accounting standards effective October 1, 2004 requiring a fair value-based method of accounting for stock options granted to employees, including directors, and to non-employees. This amendment was adopted on a retroactive basis without restatement of prior periods resulting in a cumulative adjustment of $773,655 to opening deficit effective October 1, 2004. Prior to October 1, 2004, the application of the fair value-method of accounting was limited to stock options granted to non-employees.

INTERNATIONAL URANIUM CORPORATION
Notes to the Consolidated Financial Statements
Six Months Ended March 31, 2006
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

9.    STOCK OPTIONS (continued)

      The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                   Six Months Ended
                                     March 31,
                                   2006      2005
                                 --------   --------
Risk-free interest rate              3.60%      2.81%
Expected stock price volatility        69%        85%
Expected life                     2 years    2 years
Expected dividend yield                 -          -

Weighted-average fair value per
 share under options granted     $   1.83      $1.63

      During the 2006 Period, stock-based compensation expense of $146,013 relating to optionees directly involved with the Company's mineral properties was recorded and included in capitalized mineral property expenditures. During the 2005 Period, stock-based compensation expense of $277,831 was recorded and included in general and administrative expenses.

10.   CONTRIBUTED SURPLUS

      A continuity summary of contributed surplus is presented below:

                                                     Six Months
                                                       Ended             Year Ended
                                                      March 31,         September 30,
                                                        2006                2005
                                                   ----------------   ----------------
Balance, beginning of period                       $      1,803,277   $        224,718

Retroactive effect of change in accounting policy
 for stock-based compensation                                     -            773,655
Stock-based compensation as a result of
 stock options granted                                      146,013          1,179,901
Value of stock options assigned to share
 capital upon exercise of stock options                           -           (374,997)
                                                   ----------------   ----------------

Balance, end of period                             $      1,949,290   $      1,803,277
                                                   ================   ================

11.   SEGMENTED INFORMATION

      a)    Geographic Information

                           Three Months Ended              Six Months Ended
                                March 31,                      March 31,
                          2006            2005           2006            2005
                    ---------------   -------------   -------------  ---------------
Revenue:
  United States     $       666,025   $         341   $   1,396,946  $         3,970
                    ===============   =============   =============  ===============

Net income (loss):
  Canada            $     1,180,104   $    (347,610)  $   1,670,750  $       (61,153)
  United States            (381,261)      2,024,271        (695,685)       1,301,315
  Mongolia                   40,853      (1,384,267)         (4,692)      (1,577,771)
                    ---------------   -------------   -------------  ---------------

                    $       839,696   $     292,394   $     970,373  $      (337,609)
                    ===============   =============   =============  ===============

INTERNATIONAL URANIUM CORPORATION
Notes to the Consolidated Financial Statements
Six Months Ended March 31, 2006
(Unaudited - Prepared by Management)
(Expressed in U.S. Dollars, Unless Otherwise Noted)

11.   SEGMENTED INFORMATION (continued)

                    March 31,        September 30,
                      2006              2005
                 ----------------  ----------------
Total assets:
  Canada         $     61,471,864  $     20,883,541
  United States        25,386,885        22,784,085
  Mongolia              2,272,753         1,533,945
                 ----------------  ----------------

                 $     89,131,502  $     45,201,571
                 ================  ================

b)    Major Customers

      The Company's business is such that, at any given time, it sells its uranium and vanadium concentrates to and enters into process milling arrangements with a relatively small number of customers. During the 2006 Period, process milling customers accounted for approximately 99% (2005
      Period: 100%) of total revenues. Accounts receivable from any individual customer will exceed 10% of total accounts receivable on a regular basis.

12.   SUPPLEMENTAL CASH FLOW INFORMATION

                                                     Three Months Ended               Six Months Ended
                                                         March 31,                       March 31,
                                                    2006            2005           2006           2005
                                              --------------  --------------  -------------  --------------
Non-cash investing and financing activities:
 Stock-based compensation capitalized as
  mineral property expenditures               $            -  $            -  $     146,013  $            -
 Exploration expenditures included in
  accounts payable and accrued liabilities         1,279,031               -      1,279,031               -

Cash received for interest                           400,507         149,543        758,013         309,858

13.   COMMITMENTS AND CONTINGENCIES

      The Company has detected some chloroform contamination at the Mill site that appeared to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the Mill facility, and septic drain fields that were used for laboratory and sanitary wastes prior to construction of the Mill's tailings cells. In April 2003, the Company commenced an interim remedial program of pumping the chloroform-contaminated water from the groundwater to the Mill's tailings cells. This will enable the Company to begin clean up of the contaminated areas and to take a further step towards resolution of this outstanding issue. Although the investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of final remediation have not yet been determined and could be significant.

      The Company has committed to payments under operating leases for the rental of office space and office equipment for both the Denver and Saskatoon offices which expire from May 31, 2008 to July 31, 2010. The future minimum lease payments are as follows:

Fiscal Year
-----------
2006         $         65,798
2007                  149,927
2008                  105,629
2009                   43,691
2010                   32,235